FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Month of May 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: May 21, 2002

By:

Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

Citigate
Dewe Rogerson

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
E-mail: ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Dewe Rogerson
Robin Weinberg
Investor Relations/Media Relations
E-mail: robin.weinberg@citigatedr-ny.com
Phone: US 212-688-6840

Crosswave Communications Inc. 4th Quarter and Full Fiscal Year 2001 Conference Call to be Broadcast Over the Internet

Tokyo, May 7, 2002 – Crosswave Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, announced today that it intends to release its fourth quarter and full fiscal year 2001 results ended March 31, 2002 on Monday, May 20, 2002(ET). In conjunction with this release, Crosswave will host a conference call on Tuesday, May 21, 2002(ET), which will be simultaneously broadcast over the Internet. Koichi Suzuki, President, Akio Onishi, Chief Executive Officer, and Yasuharu Fushimi, Chief Financial Officer, will host the call.

Tuesday, May 21, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
10:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at http://www.cwc.co.jp/, or through the Vcall website located at http://www.vcall.com. Please allow 15 minutes prior to the call to visit the sites, and download and install any necessary audio software. A replay will be available on Crosswave and Vcall websites for 90 days following the live call.

Crosswave offers broadband data communication services through Japan's first nationwide fiber optic network specifically designed for the high-speed transmission of data traffic. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054.

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5

EXHIBIT 2

CROSSWAVE COMMUNICATIONS

IIJ Internet Initiative Japan

For Immediate Release

Crosswave Closes JPY 20 Billion Funding Agreement

TOKYO, May 21, 2002 – Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) and Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that Crosswave has signed a syndicated financing facilities agreement with four leading Japanese commercial banks for the total amount of JPY 20 billion. The agreement consists of a six-year long-term loan of up to JPY 15 billion and a short-term line of credit of up to JPY 5 billion. The syndicated loan is provided by Sumitomo Mitsui Banking Corporation, which acted as the lead arranger, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank. In connection with this financing, IIJ, which has a 37.9% equity position in Crosswave, entered into a cash deficiency support ("CDS") agreement.

"We are extremely pleased to announce this definitive agreement with Japan's leading banks. We believe that this is a clear vote of confidence by the banks in the strength of our business model and our long-term prospects," said Akio Onishi, CEO of Crosswave. "We believe that this amount will provide the necessary funds to strengthen our network infrastructure and to continue growing our operations until we reach our target for adjusted EBITDA and net earnings to turn positive in FY03 and in FY04, respectively," said Mr. Yasuharu Fushimi, CFO of Crosswave.

The six-year long-term loan of JPY15 billion, bearing interest at TIBOR (Tokyo Inter-Bank Offered Rate) plus 2.95% per annum, is secured by substantially all of Crosswave's assets. The long-term loan is to be drawn down over the first two-year period ending March 2004 and will be repaid in eight equal semi-annual installments commencing from October 2004. The funds will be utilized for the purposes of project costs including capital expenditures for network and data center construction and other operating expenses defined in the agreement. The JPY 5 billion short-term facility, carrying interest at the short-term prime rate plus 0.3% per annum, is available for operating purposes. The short-term facility may be drawn down up to the amount of the outstanding account receivables balance for a maximum of three months during the contract period. Crosswave is required to meet certain financial covenant tests, including sales amounts based on the mutually agreed business plan as well as debt-equity ratio, and the debt-service coverage ratio. Crosswave has the right to prepay any outstanding loan amount in part or in full.

IIJ has agreed to provide cash deficiency support for the period of the loan facility. Under the CDS agreement with IIJ, Crosswave and the bank consortium dated May 21, 2002, IIJ deposits JPY 5 billion with an agent bank, which is available for withdrawal of up to JPY 5 billion in the event of a shortage in Crosswave's loan repayment obligations and/or breaches in conditions specified in the loan and CDS agreement.

In connection with this financing, Crosswave has granted stock acquisition rights exercisable for a total of 30,000 shares of Crosswave's common stock, equivalent to 6,000,000 American Depository Shares (ADSs) to IIJ and the bank consortium for a consideration. The exercise price of these stock acquisition rights was set at US$1.50 per ADS, which represents a 50% premium over the closing market price of the ADSs as of May 9, 2002. These stock acquisition rights will be exercisable from June 6, 2002 to May 31, 2009.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. and Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in our forward-looking statement.

For inquiries, contact:

Ms. Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

Ms. Junko Higasa
Internet Initiative Japan Inc. Investor Relations Office
Tel: +81-3-5259-6500 Fax: +81-3-5259-6311
E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 3

CROSSWAVE
COMMUNICATIONS

Citigate
Dewe Rogerson

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Dewe Rogerson
Robin Weinberg
Phone: US 212-688-6840
robin.weinberg@citigatedr-ny.com

Crosswave Revenues in FY01 More Than Tripled
-- FY02 Revenues Targets 150-200% Increase --

Tokyo, May 21, 2002 / New York, May 20, 2002 – Crosswave Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, today announced its financial results for the fourth quarter and full of its fiscal year 2001 ended March 31, 2002. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On May 21, 2002 at 9 a.m. ET, Crosswave's President, Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available from Crosswave's URL: http://www.cwc.co.jp/ .

FY01 & 4Q01 Results Summary

- FY01 revenues amounted to JPY 9,488 million (US$ 71.5 million)[*1], highly exceeding the Company's target that FY01 revenue would more than triple that of FY00 (JPY 2,629 million). Revenue for 4Q01 amounted to JPY 3,256 million (US$ 24.5 million), an increase of 9.8% from 3Q01. Wide-area Ethernet Platform service was the strongest revenue driver.
- Wide-area Ethernet Platform service increased its contracted customer base to 208 from 179 in 3Q01 with new contracts including those with Shinko Securities Co., Ltd. and The Japan Research Institute, Limited. Revenue for the quarter from this flagship service recorded a 32.0% increase from 3Q01 to JPY 1,601 million (US$ 12.1 million).
- FY01 net loss amounted to JPY 13,397 million (US$ 101.0 million) compared to JPY 10,847 million in the previous fiscal year. Net loss for 4Q01 amounted to JPY 4,010 million (US$ 30.2 million) compared to JPY 2,967 million in 3Q01.
- FY01 adjusted EBITDA[*2] amounted to a loss of JPY 9,022 million (a loss of US$ 68.0 million) compared to a loss of JPY 8,656 million in FY00. Adjusted EBITDA for 4Q01 was a loss of JPY 2,467 million (a loss of US$ 18.6 million), compared to a loss of JPY 2,176 million in 3Q01.
- The Company recently signed a syndicated financing facilities agreement with Sumitomo Mitsui Banking Corporation, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank for the total amount of JPY 20 billion. The Company believes that this amount will provide the necessary funds under its current business plan.

[*1] The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers and have been made at the rate of JPY 132.70 = $1, the approximate rate of exchange on March 29, 2002.
[*2] Adjusted EBITDA represents operating income (loss) before depreciation and amortization.

Overview and Outlook

Market Environment (*)

The Japanese broadband market was marked by rapid growth in 2001 and this trends has been continuing in 2002 as well. In the consumer segment, the number of subscribers to broadband services, including DSLs, CATV, and FTTH, has rapidly increased and is expected to grow by 2.6 times reaching 7.5 million users in the end of 2002. This positions Japan to become one of the leading countries in terms of the penetration of broadband services. In the corporate segment, the Japanese fixed-line data communications market has grown more than 50% annually since 1999, and the size of this market is expected to reach approximately US$ 10 billion in 2005. In such an environment, Ethernet technology has attracted more attention and the so-called "Public Ethernet service segment", which Crosswave has initiated and developed in Japan, is expected to grow worldwide.

"It seems that the Ethernet market has grown more rapidly in Japan than in the United States," said Koichi Suzuki, President of Crosswave. "The size of the Japanese frame-relay or ATM market is said to currently comprise about half of the fixed-line data communications market. It is evident that Japanese corporations' network systems are being shifted from the old-type frame-relay or ATM to new types of services such as what Crosswave provides. As Ethernet-based service has become more popular and competitive, we will keep stimulating this market as a trailblazer in this segment."

(*) Sources: The Ministry of Public Management, Home Affairs, Posts and Telecommunications ("MPHPT"), EC Research Corp., Dresdner Kleinwort Wasserstein, and Gartner Inc. According to research made public by Gartner Inc. in February 2002, "North American public Ethernet carrier revenue (not including related IT services revenue) will grow at annual rates of more than 50% and exceed $4 billion by 2005."

FY01 Overview & FY02 Strategy and Targets

"We are very happy with our business performance in FY01 which exceeded our targets that FY01 revenue would more than triple that of FY00," said Akio Onishi, CEO of Crosswave. "FY01 has been marked by increased recognition for Crosswave's services, as Ethernet has become popular in the overall networking market in Japan. It was also the first full year in which Crosswave fully operated its services and infrastructure."

"In FY02, Crosswave will continue to grow its business by adding value-added services, and also aims to improve its profitability," continued Mr. Onishi. While Crosswave steadily expands its business operations and service lineups, the Company is still working on strengthening its network infrastructure, including construction of its Phase II nationwide long-haul network and two large-scale data centers located in Yokohama and Kawaguchi, both suburbs of Tokyo. "Those data centers will accommodate corporate users' network systems and operations, and we believe they will position Crosswave one step ahead of the competition to make us the premier total network operator for enterprises," continued Mr. Onishi. "On the profitability front, key initiatives are to manage local access line cost by establishing NNI (Network – Network – Interface) connections with local access carriers at POIs (Points of Interface) in each prefecture in Japan. We have already completed most of the NNI connections and we expect to see its initial impact in the second half of FY02."

"We are targeting our FY02 revenue to be two and a half to three times of FY01 revenue," said Yasuharu Fushimi, CFO of Crosswave. "We aim to improve profitability significantly to make adjusted EBITDA reach breakevens by the end of FY02 to achieve our target that adjusted EBITDA turn positive from the beginning of FY03."

Secure Funding

Crosswave recently signed a syndicated financing facilities agreement with four leading Japanese commercial banks for the total amount of JPY 20 billion. The agreement consists of a six-year long-term loan of up to JPY 15 billion and a short-term line of credit of up to JPY 5 billion. The syndicated loan is provided by Sumitomo Mitsui Banking Corporation, which acted as the lead arranger, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank. "We believe that this is a clear vote of confidence by the banks in the strength of our business model, and that this amount will provide the necessary funds to strengthen our network infrastructure and to continue growing our operations according to our business plan," said Mr. Fushimi.

Status of Overview and Outlook

This Overview and Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to the factors noted at the end of this release and to the risk factors and other information contained in Crosswave's Form 20-F and Form 6-Ks and other documents filed with or furnished to the Securities and Exchange Commission. Crosswave generally keeps its earnings releases publicly available on its Web site (www.cwc.co.jp) but may terminate this practice at any time. Crosswave currently intends to publish its next Overview and Outlook in its 1Q02 earnings release, presently scheduled for August 12, 2002, ET. In conjunction with the 1Q02 earnings announcement, Crosswave will hold a webcast conference made available to the public for listening over the Company's website.

4Q01 Operating Highlights

Service Line-up Expansion

Crosswave has led the Ethernet-service market since its service launch in 1999. In 4Q01, Crosswave announced that it has launched a new point-to-point dedicated backbone service called the "Gigabit Ethernet Backbone Service" commencing in April 2002, by utilizing the completed part of Crosswave's Phase II nationwide network. Crosswave also announced the launch of the "IP Routing Port Service" on a trial basis beginning April 2002, a value-added option for supporting the operation and maintenance of private IP networks based on Crosswave's Wide-area Ethernet Platform service infrastructure in Japan. In doing so, Crosswave differentiates its core service from its competitors, which launched their own version of Ethernet services in 2001 by offering various value-added options. Furthermore, Crosswave has announced that it will launch its "Wide-area IP Platform Service" in June 2002 mainly targeted to corporate customers that have hundreds or thousands of business locations scattered throughout Japan, such as chain operation of gas stations, convenience stores, and restaurants or shops. As a part of the multipoint-to-multipoint Platform-type services, Crosswave, going forward, intends to account for revenues from this new service as revenues from "Platform-type Network service" which will also include the Wide-area Ethernet Platform service.

Expansion of Customer Base

In 4Q01, the total number of customers grew to 224 from 191 in 3Q01, comprised of 199 corporations including Shinko Securities Co., Ltd., and The Japan Research Institute, Limited, and 25 network service providers. Of the 224 customers, some of which use multiple Crosswave services, 188 customers are using the Wide-area Ethernet Platform service as of March 31, 2002. The Wide-area Ethernet Platform service added an additional 20 customers that have already contracted the service, but are not yet included in the 188 number as service had not yet been provided as of March 31, 2002. Strong relationships with the sales partners, including Hitachi, NEC, NTT Data, Fujitsu, and IIJ also contributed to diversifying and expanding the customer base.

Modification of the IRU Contracts with KDDI

In March 2002, Crosswave reached an agreement with KDDI to modify the Indefeasible Rights of Use (IRU) contract made in November 1998, which provided Crosswave with its large part of Phase I nationwide network. Both parties agreed to lower Crosswave's total cash payments by an estimated JPY 25.3 billion in total for the seven-year period from April 2002 through March 2009. The modification also eliminated the variable portion of the future payment. The new agreement will have a significantly favorable impact on Crosswave's cash flow and statement of operations effective from April 2002 (1Q02).

Service Coverage Expansion

In March 2002, Crosswave expanded its service coverage by adding an access point in Naha City, Okinawa.

4Q01 Financial Results

Revenues:

Revenues totaled JPY 3,256 million, an increase of 9.8% from 3Q01 and of 229.4% from 4Q00. Due to the customer base diversification, the percentage share of the revenues from IIJ and its subsidiaries and affiliates in 4Q01 remained below 40.0% of total revenues in 4Q01 as well as the previous quarter. IIJ is Crosswave's largest shareholder at 37.9% as well as its largest customer.

Revenue Breakdown (Unit: JPY million)

	4Q01	*3Q01*	*4Q00*
Wide-area Ethernet Platform service	**1,601**	1,212	218
Total Network services (including Wide-area Ethernet Platform service)	**2,863**	2,633	856
Data Center service	**393**	331	133
Total Revenue	**3,256**	2,964	989

Total Network services revenues increased to JPY 2,863 million in 4Q01 from JPY 2,633 million in 3Q01 and from JPY 856 million in 4Q00. In 4Q01, the Company continued to see significant revenues from the Wide-area Ethernet Platform service, which amounted to JPY 1,601 million, up 32.0% from 3Q01, and accounted for approximately 49.2% of total revenues. Both existing customers and newly acquired customers contributed to the rapid revenue growth in the Wide-area Ethernet Platform service. Other Network services decreased to JPY 1,262 million in 4Q01 from JPY 1,421 million in 3Q01. In 4Q01, the revenue generated by offering value-added services, including systems integrations, decreased from 3Q01, when Crosswave saw a substantial amount of revenues attributed to the introduction of some large-scale projects. This decrease more than offset the steady increase of revenues from other items such as High-speed Backbone service.

Data Center service, the co-location service offered by the Company, also grew steadily to JPY 393 million in 4Q01, up 18.9% from the previous quarter. In addition to the provision of Data Center service, Crosswave's data centers also function as the network hub for customers using its Wide-area Ethernet Platform service. In terms of occupancy, some data centers located in local cities are already in full operation. The Company will launch two large-scale data centers located in Yokohama and Kawaguchi in 2003.

Operating cost and expenses:
Cost of data communication services increased to JPY 5,051 million in 4Q01, up 11.0% from 3Q01 and 86.5% from 4Q00. The QoQ change in the cost of data communication services is mainly due to the increase in the payment of local access charges incurred in concurrence with revenue growth, as well as the increase in maintenance and outsourcing expenses, and in expenses for leasing dark fibers for establishing the NNI connection. The cost of data communication services include lease and maintenance expenses for the IRU contract with KDDI, which accounted for approximately 30% of the cost of data communication services in 4Q01.

Depreciation and amortization expenses increased 22.1% from 3Q01 and 70.6% from 4Q00 to JPY 1,219 million in 4Q01. The QoQ change is mainly due to the newly purchased DWDM and SONET equipment relating to the Phase II nationwide network.

Sales and marketing expenses increased 31.7% from 3Q01 and increased 43.1% from 4Q00 to JPY 359 million in 4Q01. The increase in sales promotion expenses influenced the QoQ increase.

General and administrative expenses decreased 0.9% from 3Q01 and decreased 5.6% from 4Q00 to JPY 313 million in 4Q01.

Net loss:
Net loss for the quarter increased 35.2% from 3Q01 and 36.8% from 4Q00 to JPY 4,010 million. In addition to operating factors, the fluctuation of foreign currency exchange and the increase in capital lease interest influenced the QoQ change.

Adjusted EBITDA:
Adjusted EBITDA for the quarter was a loss of JPY 2,467 million, compared to a loss of JPY 2,176 million in 3Q01 and a loss of JPY 2,302 million in 4Q00.

Capital expenditures [*3]:
Capital expenditures for the quarter amounted to JPY 7,060 million, which was primarily used for the buildout of the nationwide network including Phase II nationwide network construction and establishing NNI connections with local access carriers.

[*3] Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

Full Fiscal Year 2001 Financial Results

FY01 Revenue increased to JPY 9,488 million from JPY 2,629 million in FY00, exceeding the Company's target for FY01 revenue to more than triple that of FY00.

Cost of data communication services increased to JPY 16,151 million, up 69.8% from FY00. Relating to the acquisition of the right to set local access charges, payment for local access lines has been included in cost of data communication services since FY01. In relation to our network expansion, dark fiber leasing fees and maintenance fees also increased in FY01. The cost/revenue ratio decreased to 170.2% in FY01 from 361.9% in FY00.

Depreciation and amortization increased 66.6% from FY00 to JPY 3,843 million. This increase is primarily due to the purchase of equipment, which is included in capital expenditures, in FY01.

Sales and marketing expenses increased to JPY 1,094 million, up 72.9% from FY00. The change is mainly due to increases in personnel and outsourcing expenses.

General and administrative expenses increased 11.0% from FY00 to JPY 1,264 million, mainly due to an increase in recruiting expenses. Personnel expenses also increased in FY01, but a decrease in outsourcing expenses in the period more than offset the increase in personnel expenses.

Net loss increased 23.5% to JPY 13,397 million in FY01 from JPY 10,847 million in FY00. In addition to operating factors, a decrease in foreign currency exchange gain and an increase in capital lease interest expense influenced the change.

Adjusted EBITDA amounted to a loss of JPY 9,022 million in FY01 compared to a loss of JPY 8,656 million in FY00.

Capital expenditures amounted to JPY 17,707 million in FY01 compared to JPY 16,160 million in FY00. In FY01, capital expenditures relating to network construction including its Phase II nationwide network construction, and metro-area network construction. Capital expenditures for data centers were primarily for those in Yokohama and Kawaguchi.

Company Information

Crosswave offers broadband data communications services through Japan's first nationwide fiber-optic network specifically designed for the high-speed transmission of data traffic. Crosswave currently operates six data centers nationwide. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho Chiyoda-ku, Tokyo 101-0054.

Certain statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we will not attract a high volume of data traffic; that we may not be able to complete our network development plans as scheduled or we may be forced to modify or abandon some or all of our plans if we are unable to obtain additional capital: that we have a limited operating history and may not be able to implement our business plan or complete proposed network construction; that we may not be able to compete effectively, especially against competitors which have greater financial marketing and other resources than we do; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

Tables to Follow

Appendix 1

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

	Year-over-year Comparison						Sequential Comparison		
	Mar 31, 2002			Mar 31, 2001			Dec 31, 2001		
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Data communication services	24,539	3,256,270	100.0%	988,592	100.0%	229.4%	2,964,406	100.0%	9.8%
Cost and expenses:									
Cost of data communication services	38,060	5,050,590	155.1	2,707,840	273.9	86.5	4,551,945	153.5	11.0
Depreciation and amortization	9,185	1,218,787	37.4	714,404	72.3	70.6	997,992	33.7	22.1
Sales and marketing	2,707	359,166	11.0	251,026	25.4	43.1	272,765	9.2	31.7
General and administrative	2,361	313,315	9.7	331,769	33.6	(5.6)	316,007	10.7	(0.9)
Total cost and expenses	52,313	6,941,858	213.2	4,005,039	405.2	73.3	6,138,709	207.1	13.1
Operating gain (loss)	(27,774)	(3,685,588)	(113.2)	(3,016,447)	(305.2)	22.2	(3,174,303)	(107.1)	16.1
Other income (expenses):									
Gain (loss) on foreign currency exchange	163	21,642	0.7	314,431	31.8	(93.1)	398,788	13.5	(94.6)
Other	(2,585)	(343,097)	(10.5)	(237,692)	(24.0)	44.3	(192,291)	(6.5)	78.4
Income (loss) before minority interests and income taxes	(30,196)	(4,007,043)	(123.0)	(2,939,708)	(297.4)	36.3	(2,967,806)	(100.1)	35.0
Minority interests in consolidated subsidiaries	(23)	(3,032)	(0.1)	7,712	0.8	(139.3)	836	0.0	(462.7)
Income taxes	-	-	-	-	-	-	-	-	-
Net income(loss)	(30,219)	(4,010,075)	(123.1%)	(2,931,996)	(296.6%)	36.8%	(2,966,970)	(100.1%)	35.2%
Basic Net Loss Per Share		(7,989)		(5,841)			(5,911)		
Basic Net Loss Per ADS Equivalent (2)		(39.94)		(29.21)			(29.55)		
Weighted Average Number of Shares		501,960		501,960			501,960		
Weighted Average Number of ADS Equivalents (2)		100,392,000		100,392,000			100,392,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 132.70 = $1, the approximate rate of exchange on Mar 29, 2002.
Note (2):Each ADS is equal to 1/200th of a share of common stock.

CROSSWAVE COMMUNICATIONS

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Year Ended Mar 31, 2002 and Mar 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) *(1)*

	Year-over-year Comparison					
	Mar 31, 2002			Mar 31, 2001		
	USD *(1)*	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %
Revenues:						
Data communication services	71,497	9,487,603	100.0%	2,628,655	100.0%	260.9%
Cost and expenses:						
Cost of data communication services	121,710	16,150,915	170.2	9,513,127	361.9	69.8
Depreciation and amortization	28,959	3,842,815	40.5	2,306,980	87.8	66.6
Sales and marketing	8,245	1,094,193	11.6	632,983	24.1	72.9
General and administrative	9,529	1,264,492	13.3	1,138,943	43.3	11.0
Total cost and expenses	168,443	22,352,415	235.6	13,592,033	517.1	64.5
Operating gain (loss)	(96,946)	(12,864,812)	(135.6)	(10,963,378)	(417.1)	17.3
Other income (expenses):						
Gain (loss) on foreign currency exchange	2,038	270,473	2.9	553,001	21.1	(51.1)
Other	(6,080)	(806,810)	(8.5)	(451,766)	(17.2)	78.6
Income (loss) before income taxes	(100,988)	(13,401,149)	(141.2)	(10,862,143)	(413.2)	23.4
Minority interests in consolidated subsidiaries	35	4,623	0.0	15,302	0.6	(69.8)
Income taxes	-	-	-	-	-	-
Net income (loss)	(100,953)	(13,396,526)	(141.2%)	(10,846,841)	(412.6%)	23.5%
Basic Net Loss Per Share		(26,688)		(23,308)		
Basic Net Loss Per ADS Equivalent (2)		(133.44)		(116.54)		
Weighted Average Number of Shares		501,960		465,366		
Weighted Average Number of ADS Equivalents (2)		100,392,000		93,073,227		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 132.70 = $1, the approximate rate of exchange on Mar 29, 2002.

Note (2):Each ADS is equal to 1/200th of a share of common stock.

CROSSWAVE COMMUNICATIONS

Appendix 3

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Mar 31, 2002			Mar 31, 2001		Dec 31, 2001	
	USD *(1)*	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	65,377	8,675,543	13.8 %	24,039,851	40.6 %	12,850,690	20.9 %
Short-term investments	-	-	-	-	-	399,918	0.6
Accounts receivable-net	21,441	2,845,267	4.5	834,717	1.4	1,511,975	2.5
Other current assets	6,000	796,163	1.3	1,062,243	1.8	1,003,536	1.6
Total current assets	92,818	12,316,973	19.6	25,936,811	43.8	15,766,119	25.6
Property and equipment-net	366,235	48,599,299	77.3	31,368,009	53.0	43,826,407	71.3
Deposits and other assets	14,493	1,923,237	3.1	1,897,622	3.2	1,911,499	3.1
Total	473,546	62,839,509	100.0 %	59,202,442	100.0 %	61,504,025	100.0 %
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Capital lease obligations-current portion	28,747	3,814,719	6.1	1,935,208	3.3	3,005,415	4.9
Long-term debt-current portion	2,567	340,672	0.5	236,028	0.4	292,612	0.5
Accounts payable	71,873	9,537,552	15.2	4,599,700	7.8	9,186,207	14.9
Accrued expenses	51,774	6,870,406	10.9	5,386,713	9.1	6,546,282	10.6
Other current liabilities	4,769	632,821	1.0	31,849	0.1	750,765	1.2
Total current liabilities	159,730	21,196,170	33.7	12,189,498	20.7	19,781,281	32.1
Capital lease obligations-noncurrent	128,131	17,003,002	27.1	9,231,915	15.6	13,258,890	21.6
Long-term debt- noncurrent	59,306	7,869,864	12.5	7,648,127	12.9	7,700,547	12.5
Other noncurrent liabilities	382	50,657	0.1	14,880	0.0	36,728	0.1
Total liabilities	347,549	46,119,693	73.4	29,084,420	49.2	40,777,446	66.3
Minority interest	602	79,917	0.1	84,540	0.1	76,885	0.1
Shareholders' equity:							
Common stock	229,801	30,494,526	48.5	30,494,526	51.5	30,494,526	49.6
Additional paid-in capital	138,039	18,317,795	29.2	18,317,795	30.9	18,317,795	29.8
Accumulated deficit	(242,472)	(32,175,997)	(51.2)	(18,779,471)	(31.7)	(28,165,922)	(45.8)
Accumulated other comprehensive income	27	3,575	0.0	632	0.0	3,295	0.0
Total shareholders' equity	125,395	16,639,899	26.5	30,033,482	50.7	20,649,694	33.6
Total	473,546	62,839,509	100.0 %	59,202,442	100.0 %	61,504,025	100.0 %

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

CROSSWAVE COMMUNICATIONS

CROSSWAVE COMMUNICATIONS INC.

Appendix 4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Three Months Ended Mar 31, 2002, Mar 31, 2001 and Dec 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Mar 31, 2002		Mar 31, 2001	Dec 31, 2001
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net income (loss)	(30,219)	(4,010,075)	(2,931,996)	(2,966,970)
Depreciation and amortization	9,185	1,218,787	714,404	997,992
Unrealized foreign currency exchange (gain) loss	(239)	(31,689)	(300,722)	(399,279)
Minority interest in net income (loss) of consolidated subsidiaries	23	3,032	(7,712)	(836)
Decrease (increase) in accounts receivable	(2,217)	(294,202)	234,327	364,249
Decrease (increase) in other current assets	1,225	162,654	(380,382)	(282,588)
Increase (decrease) in accounts payable	5,016	665,648	410,734	321,088
Increase (decrease) in accrued expenses and other current liabilities	1,554	206,180	503,233	485,696
Increase (decrease) in other noncurrent liabilities	105	13,929	14,880	7,282
Net cash provided by (used in) operating activities	(15,567)	(2,065,736)	(1,743,234)	(1,473,366)
Investing Activities:				
Purchase of property and equipment	(53,125)	(7,049,714)	(4,134,624)	(3,216,096)
Payments of deposits	(34)	(4,500)	(20,238)	(19,063)
Decrease (increase) in other assets, net	2,615	347,061	621	(357,596)
Proceeds from sale and lease/installment back	41,647	5,526,539	1,791,956	1,899,896
Net cash provided by (used in) investing activities	(8,897)	(1,180,614)	(2,362,285)	(1,692,859)
Financing Activities:				
Principal payments under capital leases	(6,589)	(874,391)	(461,930)	(713,857)
Principal payments under installment loans	(611)	(81,080)	(92,312)	(76,149)
Net cash provided by (used in) financing activities	(7,200)	(955,471)	(554,242)	(790,006)
Effect of Exchange Rate Changes on Cash	201	26,674	453,002	398,257
Net Increase (Decrease) in Cash and Cash equivalents	(31,463)	(4,175,147)	(4,206,759)	(3,557,974)
Cash and Cash equivalents at Beginning of Period	96,840	12,850,690	28,246,610	16,408,664
Cash and Cash equivalents at End of Period	65,377	8,675,543	24,039,851	12,850,690

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

CROSSWAVE COMMUNICATIONS

<u>CROSSWAVE COMMUNICATIONS INC.</u>

Appendix 5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Year Ended Mar 31, 2002 and Mar 31, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Mar 31, 2002		Mar 31, 2001
	USD *(1)*	JPY	JPY
Operating Activities:			
Net income (loss)	(100,953)	(13,396,526)	(10,846,841)
Depreciation and amortization	28,959	3,842,815	2,306,980
Unrealized foreign currency exchange (gain) loss	(2,130)	(282,688)	(641,051)
Minority interest in net income (loss) of consolidated subsidiaries	(35)	(4,623)	(15,302)
Decrease (increase) in accounts receivable	(7,445)	(987,940)	(583,734)
Decrease (increase) in other current assets	253	33,602	(823,162)
Increase (decrease) in accounts payable	16,199	2,149,641	(569,649)
Increase (decrease) in accrued expenses and other current liabilities	17,625	2,338,841	2,624,055
Increase (decrease) in other noncurrent liabilities	269	35,777	14,880
Net cash provided by (used in) operating activities	(47,258)	(6,271,101)	(8,533,824)
Investing Activities:			
Purchase of property and equipment	(132,875)	(17,632,536)	(11,328,145)
Payments of deposits	(985)	(130,763)	(625,110)
Purchase of short-term investments	(4,519)	(599,600)	-
Decrease (increase) in other assets, net	(2,736)	(363,010)	(137,077)
Proceeds from sale and lease/installment back	93,165	12,362,936	4,155,161
Net cash provided by (used in) investing activities	(47,950)	(6,362,973)	(7,935,171)
Financing Activities:			
Principal payments under capital leases	(20,494)	(2,719,529)	(1,649,325)
Principal payments under installment loans	(2,168)	(287,737)	(92,312)
Proceeds from issuance of common stock	-	-	29,368,896
Proceeds from minority shareholders	-	-	100,000
Stock offering expenses	-	-	(404,357)
Net cash provided by (used in) financing activities	(22,662)	(3,007,266)	27,322,902
Effect of Exchange Rate Changes on Cash	2,088	277,032	946,582
Net Increase (Decrease) in Cash and Cash equivalents	(115,782)	(15,364,308)	11,800,489
Cash and Cash equivalents at Beginning of Period	181,159	24,039,851	12,239,362
Cash and Cash equivalents at End of Period	65,377	8,675,543	24,039,851

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY132.70 =$1, the approximate rate of exchange on Mar 29, 2002.

CROSSWAVE COMMUNICATIONS